UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

WORTHY PEER CAPITAL, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

When used herein, the terms “we,” “us,” “ours,” “Worthy,” and the “Company” refers to Worthy Peer Capital, Inc., a Delaware corporation, and our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, and “WFI” refers to our parent company, Worthy Financial, Inc., a Delaware corporation. We were incorporated under the laws of the State of Delaware on June 9, 2016. Our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, was formed on August 27, 2018.

Our principal address is One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, FL, 33487. Our phone number is (561) 288-8467. Our websites are located at www.worthybonds.com and www.worthylending.com. The information which appears on, is contained or is accessible through our websites is not a part of, and is not incorporated by reference, into this Semi-Annual Report on Form 1-SA.

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help intended members achieve financial wellness and to develop the “Worthy Fintech Platform.”

Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) provide factoring financing and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

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A summary of the Company’s loan portfolio at June 30, 2021 and at December 31, 2020, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages
Outstanding June 30, 2021

Loans	$6,126,602	$2,659,612	$-	$8,786,214	$1,438,514

Allowance for loan losses	$1,718,424	$1,878,801	$-	$3,597,225	$9,200

Total Loans, net	$4,409,178	$780,811	$-	$5,188,989	$1,429,314

Percentage of total outstanding loans receivable	85%	15%	-		N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

Outstanding December 31, 2020

Loans	$6,396,719	$2,966,548	$-	$9.363,267	$2,145,000

Allowance for loan losses	$1,616,127	$1,761,763	$-	$3,377,890	$9,200

Total Loans, net	$4,708,592	$1,204,785	$-	$5,985,377	$2,135,800

Percentage of total outstanding loans receivable	80%	20%	-		-

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

In September 2018, we began deploying the capital we raised through the sale of our renewable bonds during 2018 we also began generating revenue from our operations. Through June 30, 2021, we have continued to deploy our capital through additional loan and financing arrangements for small businesses which are described in the notes to the consolidated financial statements appearing elsewhere in this report.

While we have been successful in raising funds through the sale of our renewable bonds, perhaps our biggest challenge to date has been in identifying and closing loans and other investments at a rate sufficient to permit us to effectively utilize the proceeds from the bond sales. In an effort to more efficiently deploy the capital we raised, we have continued to expand our network of loan originators and other sources of referral. We may also pursue the acquisition of existing asset based lenders, and have continued to build our corporate infrastructure to support our expected growth, including an expansion of our underwriting department and adding personnel to our finance department.

We are also investing approximately 20% of the cash we have on hand in short-term, lower return investments, such as government securities and certificates of deposit and similar insured instruments, and public preferred stock and public equity instruments in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

History and Recent Developments

On June 9, 2016, in connection with the formation of the Company, the Company issued 1,000,000 shares of its common stock, par value $0.0001 per share (“Common Stock”), to WFI in exchange for a total of $100.

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Through December 31, 2017 we were engaged in organizational activities. During 2018 we achieved several important milestones in the implementation of our business model.

In January 2018, the Company commenced a Regulation A+ offering of $50,000,000 aggregate principal amount of renewable bonds under its qualified Offering Statement (File No. 024-10766) (“2018 Reg A+ Offering”).

On January 2, 2020, the Company entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management Inc., a Florida corporation and an affiliate and a wholly owned subsidiary of our parent company (“Worthy Management”). Pursuant to the Management Services Agreement, Worthy Management agreed to provide the Company staff and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management (collectively the “Services”).

The Company agreed to pay Worthy Management a monthly management services fee, in advance, equal to the costs of Worthy Management incurred by it in providing the staff and office expenses as included in the Services. The term of the Management Services Agreement commenced on January 1, 2020 and shall end on December 31, 2024 (the “Initial Term”). At the end of the Initial Term, the Management Services Agreement automatically renews for successive one year terms, unless either party delivers written notice to the other party at least ninety (90) days prior to the end of the Initial Term or any additional term as renewed.

On February 20, 2020, the Company entered into a Stock Redemption Agreement (the “Redemption Agreement”) with its parent company and sole shareholder, WFI pursuant to which the Company agreed to redeem 999,900 shares of its outstanding common stock par value $0.0001 per share (the “Common Stock”) out of the 1,000,000 shares of Common Stock held by WFI, from WFI, in exchange for $1.00, which resulted in WFI continuing to hold 100 shares of the Company’s Common Stock after the Redemption Agreement.

On February 24, 2020, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the State of Delaware to reduce its total number of shares of stock which the Company is authorized to issue to 100 shares of Common Stock. Prior to the Amendment, the Company had total authorized stock of 6,000,000, of which 5,000,000 were Common Stock and of which 1,000,000 were preferred stock. Pursuant to the Amendment, series of preferred stock may be created and issued from time to time with such designations, preferences and rights as shall be stated in a resolution adopted by the Company’s Board of Directors.

On March 17, 2020, the Company completed the 2018 Reg A+ Offering of renewable bonds. From January 2018 through March 17, 2020, the Company sold approximately $50,000,000 aggregate principal amount of renewable bonds to 12,285 investors in the 2018 Reg A+ Offering.

Notwithstanding the completion of the Reg A+ Offering, we inadvertently sold after March 17, 2020, $594,240 more than the maximum offering amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software. As a result of the oversubscription, on March 25, 2020, we rescinded the purchase and sale of the oversubscribed bonds by refunding and crediting the accounts of the 2,250 purchasers of the oversubscribed bonds their respective investment amounts, without any deduction therefrom, and cancelling the oversubscribed bonds.

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On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic which continues to spread throughout the U.S. and the globe. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease such as issuing temporary executive orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. COVID-19 and the U.S.’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, which cannot be reasonably predicted at this time. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, higher redemption rate of holders of our renewable bonds, a decline in the demand for loans by potential borrowers or higher default rates by borrowers, and unavailability of professional services and other resources. In addition, the employees of affiliated companies that provide services to us could be medically or mentally affected by the pandemic and may be required to work remotely. This situation could cause a reduction in productivity or the inability to complete critical tasks for the Company. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2021, the COVID-19 pandemic continued to negatively impact many of our small business customers. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

In March 2020, Worthy Peer Capital II, Inc., a subsidiary of WFI, commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). In March 2020, Worthy Peer Capital II, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer Capital II, Inc. completed its offering. From March 17, 2020 through October 1, 2020, Worthy Peer Capital II, Inc. sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

In June 2020, WFI formed Worthy Community Bonds, Inc. and its wholly-owned subsidiary Worthy Lending III, LLC. In September 2020, Worthy Community Bonds, Inc. commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds under a qualified Offering Statement (File No. 024-11279). In September 2020, Worthy Community Bonds, Inc. began deploying the capital it had raised through sales of its demand bonds in accordance with its business model. On February 26, 2021, Worthy Community Bonds, Inc. completed its offering. From September 29, 2020 through February 26, 2021, Worthy Community Bonds, Inc. sold approximately $50,000,000 aggregate principal amount of demand bonds to 18,914 investors.

On October 14, 2020, WFI filed an Offering Statement on Form 1-A (File No. 024-11341), as amended, with the SEC for a public offering pursuant to Regulation A of $20,000,000 of its common stock.

On November 2, 2020, WFI formed Worthy Community Bonds II, Inc. and its wholly-owned subsidiary Worthy Lending IV, LLC. On November 25, 2020, Worthy Community Bonds II, Inc. filed an Offering Statement on Form 1-A (File No. 024-11372), as amended, with the SEC for a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds.

On December 16, 2020, we filed an Offering Statement on Form 1-A (File No. 024-11389) with the SEC, as amended, for a public offering pursuant to Regulation A of $15,000,000 aggregate principal amount of renewal bonds and $60,000,000 aggregate principal amount of demand bonds.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. and its wholly-owned subsidiary Worthy Lending V, LLC. On June 23, 2021, Worthy Property Bonds, Inc. filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards, which has not yet been qualified by the SEC.

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Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $446,000 and $150,000, respectively, for the six months ended June 30, 2021 and $394,000 and $1,200 respectively, for the six months ended June 30, 2020. At June 30, 2021, we had a shareholder’s deficit and accumulated deficit of approximately $5,100,000 and $5,700,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2021, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $911,000 at June 30, 2021. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Results of Operations

Interest on loans receivable

Interest on loans receivable for six months ended June 30, 2021 was $633,825, compared to $1,291,206, for the six months ended June 30, 2020, a decrease of $657,381 from the six months ended June 30, 2020. This decrease was the direct result of our decreased loan portfolio as compared from June 30, 2021 to June 30, 2020. At June 30,2020 our loan portfolio balance was $13,385,636.

At June 30, 2021, our loans receivable held for investments, net balance and mortgage loans held for investment were $5,188,989 and $1,429,314 respectively, which was a decrease of $796,388 and $706,486, respectively from December 31, 2020.

At December 31, 2020 our loans receivable held for investments, net balance and mortgage loans held for investment were $5,985,377 and $2,135,800, respectively. Our Provision for loan losses also increased at June 30, 2021. The balance at June 30, 2021 was $3,606,425 and the balance at December 31, 2020 was $3,387,090. Our reserve on interest receivable was $195,106 at June 30, 2021 and December 31, 2020.

Loan fees

For the six months ended June 30, 2021, loan fees totaled $143,426 as compared to $249,151 for the six months ended June 30, 2020, this $105,725 decrease was due to decreased loans earning fees in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six month period ended June 30, 2021 was $480,639, a decrease of $254,067 from the six month period ended June 30, 2020. Interest expense on bonds for the six month period ended June 30, 2020 was $734,706. The decrease was the direct result of a decrease in bonds outstanding. Bonds outstanding were $16,678,295 at June 30, 2021 versus $24,186,503 at June 30, 2020.

Provision for loan losses

The provision for loan losses for the six months ended June 30, 2021 is $373,027 as compared to $0 for the six months ended June 30, 2020.

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Operating Expenses

As a result of the decrease in interest income on loans receivable as described above, our operating expenses decreased substantially in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, which was due to increased bond redemptions paid for by cash on hand, the pay down of loans receivable and the sale of investment securities.

This decrease is primarily attributable to decreases of approximately $62,000 in sales and marketing expenses, approximately $320,000 in compensation and related costs, approximately $137,000 in general and administrative expenses. The decrease in sales and marketing expenses is directly related to bonds being sold out in March 2020, as sales and marketing is primarily to support bond sales. The decrease in compensation and related expenses and general and administrative expenses is also the result of having nine months without an active bond offering. Going forward we expect our general and administrative expenses to increase as a result of the continued expansion of our operations. However, we are unable at this time to quantify these expected increases.

Other Income (Expenses)

Realized and Unrealized gains (losses) on investments, net

For the six months ended June 30, 2021 and June 30, 2020 our net unrealized gains (losses) on investments net of gains were $158,287 and $(214,225), respectively. This was primarily due to better market conditions.

Interest and Dividends

Interest and Dividends on Investments for the six months ended June 30, 2021 was $79,298 as compared to $125,828 for the six months ended June 30, 2020, this $46,530 decrease was the direct result of our decreased investment portfolio.

Liquidity and Capital Resources

At June 30, 2021, we had total shareholder’s deficit of approximately $5,100,000 as compared to a total shareholder’s deficit of approximately $4,700,000 at December 31, 2020.

Our total assets decreased by approximately $3,400,000 at June 30, 2021 as compared to December 31, 2020, which principally reflects approximately $911,00 cash on hand at June 30, 2021 as compared to approximately $1,700,000 of cash on hand at December 31, 2020.

We had approximately $14,100,000 of loans receivable held for investment, net, mortgage loans held for investment, net, interest receivable, net and other investments on our balance sheet at June 30, 2021. We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses and operating sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial start up costs and operating expenses initially generate working capital deficit. Now with generating income from loans and investments and assuming the sale of new bonds, we expect that the Company will begin generating net income in the first quarter of 2022.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings. One of the primary uses of proceeds of a pending offering by the parent company is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

Summary of cash flows

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Net cash (used) in provided by operating activities	$(149,491)	$1,171
Net cash (used) in provided by investing activities	$2,465,883	$(2,881,932)
Net cash (used) in provided by financing activities	$(3,093,865)	$(3,432,975)

For the six months ended June 30, 2021 and June 30, 2020 net cash provided by (used in) operating activities was $(149,491) and $1,171, respectively. Net cash provided by investing activities in the six months ended June 30, 2021 represent loan pay downs offset by loan disbursements made together with the purchase of investment securities, offset by the sale of investment securities.

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Significant Accounting Policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statements of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

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The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are loans that we make together with other asset based lenders. Also included in loans held for investment is the netting of a borrower loan balance when we participate out a portion of a loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participate in.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

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Item 3. Financial Statements.

F-1

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Balance Sheets

	As of
	June 30, 2021	December 31, 2020

ASSETS

ASSETS
Cash	$910,809	$1,688,283
Loans receivable held for investment, net of $3,597,225 and $3,377,890 reserve at June 30, 2021 and December 31, 2020, respectively	5,188,989	5,985,377
Mortgages loans held for investment, net of $9,200 and $9,200 reserve at June 30, 2021 and December 31, 2020	1,429,314	2,135,800
Investments	4,637,762	5,625,332
Interest receivable, net of $195,106 and $195,106 reserve at June 30, 2021 and December 31, 2020	404,985	388,741
Interest receivable - related parties	36,667	26,667
Due from related parties	165,244	311,644
Right to use asset	152,464	180,071
Property and equipment, net	5,470	6,366
Security deposit	11,618	11,618
TOTAL ASSETS	$12,943,321	$16,359,899

LIABILITIES AND SHAREHOLDER’S DEFICIT

LIABILITIES
Bond liabilities	$16,678,295	19,772,160
Accounts payable	88,495	184,106
Accrued expenses	28,083	48,663
Accrued interest	1,101,002	826,961
Deferred revenue	8,253	58,962
Lease liability	152,464	180,071
TOTAL LIABILITIES	18,056,591	21,070,923

Commitments and contingencies (Note 13)	-	-

Shareholder’s Deficit
Common Stock, par value $0.0001, 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	540,965	540,965
Accumulated Other Comprehensive Income (loss)	43,779	-
Accumulated deficit	(5,698,014)	(5,251,989)
Total Shareholder’s Deficit	(5,113,270)	(4,711,024)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$12,943,321	$16,359,899

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Operations

	Six Months ended June 30, 2021	Six Months ended June 30, 2020

Operating Revenue
Interest on loans receivable	$633,825	$1,291,206
Loan fees	143,426	249,151

Total operating revenue	777,251	1,540,357

Cost of Revenue
Interest expense on bonds	480,639	734,706
Provision for loan losses	373,027	-

Total cost of revenue	853,666	734,706

Net revenue	(76,415)	805,651

Operating expenses
General and administrative expenses	331,489	468,888
Compensation and related expenses	271,101	591,055
Sales and marketing	4,798	67,128

Total operating expenses	607,389	1,127,071

Other Income (Expense)
Other income	-	3,675
Interest income - related party	10,000	10,000
Interest and dividends on Investments	79,298	125,828
Interest on cash	1	2,264
Realized gains (losses) on investments, net	(9,807)	-
Unrealized gains (losses) on investments, net	158,287	(214,225)

Total other income (expenses)	237,779	(72,458)

Net Loss	$(446,025)	$(393,878)

Net loss per common share	$(4,460.25)	$(3,938.78)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Equity (Deficit)

For the Six Months ended June 30, 2021 and the Year Ended December 31, 2020

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total

Balance at December 31, 2019	100	-	540,965	-	(3,599,576)	(3,058,611)

Net loss	-	-	-	-	(1,652,413)	(1,652,413)

Balance at December 31, 2020	100	-	$540,965	$-	$(5,251,989)	$(4,711,024)

Unrealized gains on available for sale debt securities	-	-	-	43,779	-	43,779

Net loss	-	-	-	-	(446,025)	(446,025)

Balance at June 30,2021	100	-	540,965	43,779	(5,698,014)	(5,113,270)

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Six Months ended June 30, 2021	Six Months ended June 30, 2020

Cash flows from operating activities:
Net loss	$(446,025)	$(393,878)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Bonds issued for marketing service	-	14,040
Depreciation expense	897	897
Provision for loan losses	373,027	-
Unrealized (gains) losses on marketable securities, net	(158,287)	214,225
Changes in working capital items:
Prepaid expense	-	5,286
Other receivable	-	75,000
Interest receivable	(16,244)	(399,051)
Interest receivable - related party	(10,000)	(10,000)
Accrued interest	274,041	599,229
Deferred revenue	(50,709)	8,378
Accrued expenses	(20,580)	(118,427)
Accounts payable	(95,611)	5,472

Net cash provided by (used in) operating activities	(149,491)	1,171

Cash flows from investing activities:
Purchase of investment securities	(395,043)	(5,636,988)
Sale of investment securities	1,584,679	3,902,000
Proceeds/(Payments) to related parties	146,400	303,100
Loan pay downs	2,519,766
Loan disbursements	(1,389,919)	(1,450,044)

Net cash provided by (used in) investing activities	2,465,883	(2,881,932)

Cash flows from financing activities:
Proceeds from bonds	-	14,505,295
Redemptions of bonds	(3,093,865)	(17,938,270)

Net cash used in financing activities	(3,093,865)	(3,432,975)

Net change in cash	(777,474)	(6,313,736)

Cash at beginning of year	1,688,283	7,502,191

Cash at end of year	$910,809	$1,188,455

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$206,598	$90,052
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information

Parent company loan converted to capital	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded on June 9, 2016. On August 27, 2018, the Company organized Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending, LLC (“WL”), we make secured loans, primarily to small business borrowers. We sell Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $446,000 and $150,000, respectively, for the six months ended June 30, 2021. At June 30, 2021 we had a shareholder’s deficit and accumulated deficit of approximately $5,100,000 and $5,700,000, respectively, and total liabilities exceeded total assets by approximately $5,100,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2021, the Company continues to incur losses, however in 2021, the Company has filed a Form 1-A Regulation A Offering Statement which, if qualified, will allow the Company to raise additional funds.

In response to the losses incurred in 2021, 2020 and 2019, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Also, in the second quarter of 2019, the Company’s loans receivable and investments began to generate revenue. Cash on hand was approximately $911,000 at June 30, 2021. This cash was obtained through the sale of our Worthy Bonds and the collection of interest and dividends on our outstanding loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, and due from related parties, valuation of investments, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

F-6

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. The COVID-19 pandemic continues to negatively impact many of our small business borrowers. In March and April of 2020 due to the events surrounding the Coronavirus pandemic, the Company experienced much higher than usual bond redemptions. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans and mortgage loans receivable, interest receivable, due from related parties, other receivables, account payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-7

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)

Description

Recurring fair value measurements

Equity Securities
Common stock	535,830	535,830
Mutual funds	531,657	531,657
Exchange traded closed-end funds	114,600	114,600
Public preferred stock	1,249,239	1,249,239
Total equity securities	2,431,326	2,431,326	-

Available for sale debt securities
Corporate bonds	861,239	861,239
Certificates of deposit	19,289	19,289
Asset Backed Securities	1,899,747	1,899,747
Total available for sale securities	2,780,275	2,780,275

Total recurring fair value measurements	$5,211,601	$5,211,601	$-

	June 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)

Description

Recurring fair value measurements

Equity Securities
Common stock	622,380	622,380
Mutual funds	507,553	507,553
Exchange traded closed-end funds	342,293	342,293
Public preferred stock	483,101	483,101
Total equity securities	1,955,327	1,955,327	-

Available for sale debt securities
Corporate bonds	340,887	340,887
Certificates of deposit	19,108	19,108
Asset Backed Securities	1,784,424	1,784,424
Total available for sale securities	2,144,419	2,144,419

Total recurring fair value measurements	$4,099,746	$4,099,746	$-

F-8

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Investments

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are direct loans and loans obtained through originators to small businesses. Also included in loans held for investment is the netting of 1 borrower loan where we participate out a portion of that loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participant in.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage on the real estate which is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

F-9

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against related loan costs incurred by the Company and then deferred as deferred revenue to be recognized as loan fee revenues over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Property and equipment

Property and equipment and leasehold improvements are recorded at its historical cost. The cost of property and equipment is depreciated over the estimated useful lives, when placed in service, (ranging from 3 -5 years) of the related assets utilizing the straight-line method of depreciation. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Ordinary repairs and maintenance are expensed when incurred and major repairs will be capitalized and expensed if it benefits future periods.

Leases

In February of 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02-Leases (Topic 842), which significantly amended the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the balance sheet. In addition, for certain leases, what was previously classified as an operating expense must now be allocated between amortization expense and interest expense. The Company adopted this update as of January 1, 2019 using the modified retrospective transition method and prior periods have not been restated. Upon implementation, the Company recognized an initial operating lease right-of-use asset of $264,314 and operating lease liability of $259,018. Due to the simplistic nature of the Company’s leases, no retained earnings adjustment was required. See Note 10 for further details

F-10

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through loan interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan origination fee income and collateral management fee income over the terms of the underlying loans. Loan origination fees and collateral management fees are reflected as loan fees in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. No impairments were noted during the six months ended June 30, 2021 and the year-ended December 31, 2020.

Allocation of expenses incurred by affiliates on behalf of the Company

During 2021 and 2020, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations in 2021 and 2020 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

F-11

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2018, 2019 & 2020 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2021 and December 31, 2020.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet which consist of securities held at fair value or cost basis securities. Fair value includes gross unrealized gains, gross unrealized losses and accrued interest. The Company typically invests in a portfolio of private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, publicly traded preferred and common equities, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The Company holds certain non-marketable investments accounted for at cost. The eREITs are public, non-traded equity REITs that invest in small-cap commercial real estate projects. The Company owns shares in the limited liability companies that hold the real estate projects, and the investments target different mandates including, growth, income, and geographic strategies. The REIT investment is in a multi-housing equity REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects). The Company also through another company platform fractionally invests in unsecured limited recourse obligations, which are used by the issuer of these obligations to make secured real estate loans.

F-12

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

There were no securities that had been in an unrealized loss position for more than 12 months as of June 30, 2021 or December 31, 2020.

The following is a breakdown of the investments as of December 31, 2020.

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Equity Securities
REIT	100,620	3,120	103,740	1.84%
eREIT	100,000	-	100,000	1.78%
Public Preferred Stock	1,106,620	142,619	1,249,239	22.21%
Common Stock	462,616	73,214	535,830	9.53%
Exchange-traded and closed-end funds	80,000	34,600	114,600	2.04%
Mutual Funds	419,879	111,778	531,657	9.45%
Available for Sale - Debt Securities		-
Corporate Bonds	930,857	(69,617)	861,240	15.31%
Certificates of Deposit	18,996	293	19,289	0.34%
Asset backed Securities	1,874,269	25,477	1,899,746	33.77%
Held to Maturity - Debt Securities
Real Estate Limited Recourse Obligations	209,991	-	209,991	3.73%
Total Investments	5,303,848	321,484	5,625,332	100.00%

The following is a breakdown of the investments as of June 30, 2021.

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Equity Securities
REIT	103,740	4,296	108,036	2.3%
eREIT	100,000	-	100,000	2.2%
Public Preferred Stock	466,577	16,524	483,101	10.4%
Common Stock	474,783	147,597	622,380	13.4%
Exchange-traded and closed-end funds	305,000	37,293	342,293	7.4%
Mutual Funds	419,880	87,673	507,553	10.9%
Available for Sale - Debt Securities		-
Corporate Bonds	322,726	18,161	340,887	7.4%
Certificates of Deposit	18,996	112	19,108	0.4%
Asset backed Securities	1,758,919	25,505	1,784,424	38.5%
Held to Maturity - Debt Securities
Real Estate Limited Recourse Obligations	329,980	-	329,980	7.1%
Total Investments	4,300,601	337,161	4,637,762	100%

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

Commencing in September of 2018, the Company, through its wholly owned subsidiary WL, began loaning funds to small business borrowers based in the United States. The loans pay interest at varying rates ranging from 0.62% per month to 1.5% per month and collateral management fees ranging from of 0.5% to 1% per month. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as loan fee income over the term of the loan. The term of the loans generally range from two to three years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales. One of our loans receivable has a gross balance at June 30, 2021 and December 31, 2020 of approximately $3,270,000, and approximately $1,476,000 of that loan has been participated out leaving a net balance of approximately $1,800,000.

F-13

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Mortgage Loans Held for Investment

Each mortgage loan is secured by a mortgage on the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years and matures on various dates ranging between April of 2021 and February of 2022. These loans pay interest at rates between 9.5% and 10.5% and are serviced by an outside, unrelated party. There were no mortgage loans past due or on non-accrual status as of June 30, 2021 or December 31, 2020.

A summary of the Company’s loan portfolio as of December 31, 2020, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding December 31, 2020

Loans	$6,396,719	$2,966,548	$-	$9,363,267	$2,145,000

Allowance for loan losses	$1,616,127	$1,761,763	$-	$3,377,890	$9,200

Total Loans, net	$4,780,592	$1,204,785	$-	$5,985,377	$2,135,800

Percentage of total outstanding loans receivable	80%	20%	-		-

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

A summary of the Company’s loan portfolio as of June 30, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding June 30, 2021

Loans	$6,126,602	$2,659,612	$-	$8,786,214	$1,438,514

Allowance for loan losses	$1,718,424	$1,878,801	$-	$3,597,225	$9,200

Total Loans, net	$4,409,178	$780,811	$-	$5,188,989	$1,429,314

Percentage of total outstanding loans receivable	85%	15%	-		N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

F-14

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

The beginning balance of our loan loss reserve at December 31, 2020 was $3,582,192, the current period provision for expected losses is $373,027, which includes $143,100 of loan loss reserve reversal due to a loan receivable write-off, making the ending balance at June 30, 2021 is $3,955,219, which includes $195,106 of reserve on interest receivable. The $143,000 loan loss reserve reversal was due to 1 loan receivable being written off during the six months ended June 30, 2021. This loan had a balance of $153,692 at the time it was written off, so the difference of $10,592 was recorded as additional loan loss expense.

Our past due loans receivable totaled $5,268,701 at December 31, 2020 and consisted of 8 loans and the Company has reserved $2,864,463 for these loans in the loan loss provision. Our past due loans receivable totaled $3,934,861 at June 30, 2021 and consisted of 5 loans and the Company has reserved $2,697,087 for these loans in the loan loss provision.

At June 30, 2021, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $1,794,810 and accrued interest receivable balance of $71,412 at June 30, 2021. We received approximately $96,000 of interest income and recorded 0 of interest income on this loan during the six months ended June 30, 2021. The reserve for loan loss on this loan is $1,346,152 and $68,433 for the accrued interest receivable at June 30, 2021. At June 30, 2021, this loan was in litigation. The Company is suing the borrower for breach of promissory note and security agreement. The outstanding balance is approximately $1,800,000 and the reserve balance is approximately $1,346,000. A portion of this loan has been purchased by a participant and this participant sent the Company a demand for repayment of their purchase price, (see note 10 Commitments and Contingencies).

At December 31, 2020, the Company had 2 loans receivable past due and on non-accrual status, which were past due by more than 90 days. The loans have a principal balance of $1,953,810 and accrued interest receivable balance of $136,866 at December 31, 2020. We received approximately $31,000 of interest income and recorded approximately $165,000 of interest income on these loans during the year ended December 31, 2020. The reserve for loan loss on these loans is $1,458,152 and $68,433 for the accrued interest receivable at December 31, 2020. At December 31, 2020, one loan was in litigation. The Company is suing the borrower for breach of promissory note and security agreement. The outstanding balance is approximately $1,800,000 and the reserve balance is approximately $1,346,000. A portion of this loan has been purchased by a participant and this participant sent the Company a demand for repayment of their purchase price, (see note 10 Commitments and Contingencies).

As of June 30, 2021, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended June 30, 2021	Amount
2022	$7,279,547
2023	$1,645,842
2024	$1,087,286
2025	$6,000
2026	$6,000
Thereafter	$200,053
$10,224,728

As of December 31, 2020, there were 26 loans and mortgage loans in total, which 24 with a balance of $10,402,755 are loans that are only required to pay interest until maturity when the principal is due.

F-15

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

The following is an aging analysis of past due loans receivable at December 31, 2020:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$2,872,891	$2,872,891	$1,217,561	$-

Loans to U.S wholesalers, retailers and manufacturers secured by accounts receivable	$-	$-	$-	$2,195,810	$2,195,810	$1,646,902	-

Loans to U.S wholesalers, retailers and manufacturers secured by first mortgages	$-	$-	$-	$200,000	$200,000	-	-

Total	$-	$-	$-	$5,268,701	$5,268,701	$2,864,463	$-

The following is an aging analysis of past due loans receivable at June 30, 2021:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	-	-	-	$1,739,051	$1,739,051	$1,050,185	-

Loans to U.S wholesalers, retailers and manufacturers secured by accounts receivable	$-	$-	$-	$2,195,810	$2,195,810	$1,646,902	$-

Total	$-	$-	$-	$3,934,861	$3,934,861	$2,697,087	$-

As of June 30, 2021, there were 21 loans and mortgage loans in total, which 17 with a balance of $8,982,468 are loans that are only required to pay interest until maturity when the principal is due.

NOTE 7. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment—at cost, less accumulated depreciation:

December 31, 2020
Leasehold improvements	3,711
Property and equipment	5,372

Total cost	9,083

Less accumulated depreciation	(2,717)

Net, property and equipment	$6,366

F-16

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

June 30, 2021
Leasehold improvements	3,711
Property and equipment	5,372

Total cost	9,083

Less accumulated depreciation	(3,613)

Net, property and equipment	$5,470

Depreciation expense for the six months ended June 30, 2021 and 2020 was $896 and $897, respectively.

NOTE 8. BOND LIABILITIES

On January 4, 2018 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A under SEC File No. 024-10766, in January 2018 we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On March 17, 2020, we completed the Offering. From January 2018 through March 17, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 12,285 investors in the Offering. Notwithstanding the completion of the Offering, we inadvertently sold after March 17, 2020, $594,240 more (the “Oversubscribed Bonds”) than the Maximum Offering Amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software (the “Oversubscription”). As a result of the Oversubscription, on March 25, 2020, we rescinded the purchase and sale of the Oversubscribed Bonds by refunding and crediting the accounts of the 2,250 purchasers of the Oversubscribed Bonds their respective investment amounts, without any deduction therefrom, and cancelling the Oversubscribed Bonds.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company sold and redeemed Worthy Bonds, noted in the table below. The Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $1,100,000 and $827,000 of accrued interest related to these outstanding bonds at June 30, 2021 and December 31, 2020, respectively. During the six months ended June 30, 2021 and the year ended December 31, 2020, bonds were redeemed, as noted in the table below. The Bond liabilities balance at December 31, 2020 and June 30, 2021 was $19,772,160 and $27,605,438, respectively.

A summary of the Company’s bond liabilities activity for the years ended December 31, 2020 and 2019 are as follows:

Worthy Peer Capital

Outstanding at December 31, 2019	$27,605,438

Bond issuances	$14,379,437
Bond redemptions	$(22,212,715)

Outstanding at December 31, 2020	$19,772,160

F-17

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Worthy Peer Capital

Outstanding at December 31, 2020	$19,772,160

Bond issuances	$-
Bond redemptions	$(3,093,865)

Outstanding at June 30, 2021	$16,678,295

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

At June 30, 2021, one loan was in litigation The Company is suing the borrower for breach of promissory note and security agreement. The outstanding balance is approximately $1,800,000 and the reserve balance is approximately $1,346,000. A portion of this loan has been purchased by a participant and in April of 2021 this participant sent the Company a demand for repayment of their purchase price. The Company believes this demand for payment is without merit and plans to vigorously defend against this demand for payment.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

Lease Commitment and Operating Lease Obligation and Right of Use Asset

The Company adopted Topic 842 on January 1, 2019. With the adoption of Topic 842, the Company’s consolidated balance sheet now contains the following line items: Operating lease right-of-use assets, and Operating lease liabilities.

On August 1, 2019 the Company commenced a 5 year lease for its corporate headquarters located in Boca Raton, Florida. As part of the lease the Company was required to make a security deposit of $11,618. Monthly rent is $5,296 inclusive of sales tax and the lease contains an annual escalation clause of 4%.

As all the existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has determined that the identified operating leases did not contain non-lease components and require no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so we used our incremental borrowing rate as the discount rate. Our weighted average discount rate is 10% and the weighted average remaining lease term as of December 31, 2020 is 43 months.

As of December 31, 2020, operating lease right-of-use assets and liabilities arising from operating leases was $180,071 and $180,071, respectively. As of June 30, 2021, operating lease right-of-use assets and liabilities arising from operating leases was $152,464 and $152,464, respectively. During the year ended December 31, 2020, cash paid for amounts included for the measurement of lease liabilities was approximately $64,600 and the Company recorded operating lease expense of $58,400. During the six months ended June 30, 2021, cash paid for amounts included for the measurement of lease liabilities was approximately $33,000 and the Company recorded operating lease expense of approximately $34,000.

F-18

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

The following is a schedule showing the future minimum lease payments under operating leases by years and the present value of the minimum payments as of December 31, 2020.

2021	$67,203
2022	$69,902
2023	$72,705
2024	$43,388

Total Operating Lease Obligations	$253,198
Less: Amount representing interest	$(73,127)
Present Value of minimum lease payments	$180,071

NOTE 10. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred.

On February 24, 2020 the Company amended its certificate of incorporation as said forth; the total number of shares of stock which this Corporation is authorized to issue is One Hundred (100) shares of Common Stock, par value $0.0001 per share. Series of Preferred Stock may be created and issued from time to time, which such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given. Such amendment has been accounted for retroactively for all periods presented in the accompanying consolidated financial statements.

NOTE 11. RELATED PARTIES

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There are no other terms to such verbal agreement. For the six months ended June 30, 2021 and the year ended December 31, 2020, the Company paid WFI approximately $41,000 and $131,000, respectively, pursuant to this verbal agreement, which is included in general and administrative expenses.

On January 2, 2020, the Company signed a Management services agreement with WM, whereas WM provides certain management services and personnel pursuant to the terms of the agreement. WM passes through the expenses paid without charging any additional amounts. During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company recorded approximately $338,000 and $506,000, respectively, of expenses that were passed through from WM, which are included in general and administrative expenses and compensation and related expenses in the statement of operations.

Due from related parties at December 31, 2020 of $311,644 includes $109,828 due from WM, $1,816 due from another sister company, $100,000 due from our CEO and $100,000 due from our COO. The $109,828 is due from Worthy Management, Inc. (“WM”) and is a non-interest bearing advance that will cover future expenses incurred by Worthy Management on behalf of the Company. The $100,000 due from each of the CEO and COO are Notes Receivable accruing interest at 10% per annum. The notes are due August 26, 2022. The notes are secured by 203,544 and 203,542 shares of the common stock of Worthy Financial, Inc., secured by certificate number 24 and 25, evidencing ownership of such shares by the officers. The shares are being held by Worthy Lending, LLC to the extent of the obligation. As of December 31, 2020, the accrued interest on these loans totals $26,667, which is reflected as interest receivable – related parties.

F-19

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2021

Due from related parties at June 30, 2021 of $165,244 includes $34,756 due to sister companies, $100,000 due from our CEO and $100,000 due from our COO. The $100,000 due from each of the CEO and COO are Notes Receivable accruing interest at 10% per annum. The notes are due August 26, 2022. The notes are secured by 203,544 and 203,542 shares of the common stock of Worthy Financial, Inc., secured by certificate number 24 and 25, evidencing ownership of such shares by the officers. The shares are being held by Worthy Lending, LLC to the extent of the obligation. As of June 30, 2021, the accrued interest on these loans totals $36,667, which is reflected as interest receivable – related parties.

NOTE 12. CONCENTRATIONS

The gross loans receivable balance, before the loan loss reserve, at December 31, 2020, of $9,363,267 is due from 16 small business borrowers, 1 borrower constituting approximately 22% of the total balance, 1 borrower constituting approximately 11% of the total balance and 1 borrower constituting approximately 10% of the total balance. The gross loans receivable balance at June 30,2021, of $8,786,214 is due from 14 small business borrowers, 1 borrower constituting approximately 20%, 1 borrower approximately 15% and 1 borrower approximately 10% of the total balance.

The gross mortgage loans held for investment balance, before the loan loss reserve at December 31, 2020, of $2,145,000 are due from 10 borrowers, 1 borrower’s balance due is approximately 19% of the total balance, 1 represents approximately 13% and 1 other represents approximately 12% of the total balance due. The gross mortgage loans held for investment balance at June 30, 2021, of $1,438,514 are due from 7 borrowers, 1 borrower’s balance due is approximately 19% of the total balance, 1 represents approximately 17%, one represents approximately 12% and one approximately 10% while 3 others each represent approximately 14% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2021 and December 31, 2020. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2021 and December 31, 2020, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 13. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to June 30, 2021, through August 19, 2021, were approximately $759,000. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through August 19, 2021, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-20

Item 4. Exhibits.

No.	Exhibit Description	Form	Date Filed	Number

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on June 9, 2016.	1-A	11/27/2017	2.1
2.2	Certificate of Amendment to Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on February 24, 2020.	1-U	03/04/2020	2.1
2.3	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/2017	2.2
3.1	Form of Worthy Peer Capital Bond.	1-A	11/27/2017	3.1
3.2	Form of Worthy Demand Bond.	1-A	01/28/2021	3.2
4.1	Form of Notice of Exercise of Option to Renew Worthy Bonds (for renewals of existing renewable bonds of Worthy Peer Capital, Inc.).	1-A	01/28/2021	4.1
4.2	Form of Worthy Demand Bond Investor Agreement (for cash).	1-A	01/28/2021	4.2
4.3	Form of Worthy Demand Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).	1-A	01/28/2021	4.3
4.4	Form of Worthy Demand Bond Auto-Invest Program information.	1-A	01/28/2021	4.4
6.1	Redemption Agreement between Worthy Peer Capital, Inc and Worthy Financial, Inc. dated February 20, 2020.	1-U	03/04/2020	6.1
6.2	Management Services Agreement between Worthy Peer Capital, Inc and Worthy Management, Inc. dated January 2, 2020.	1-K	04/27/2020	6.2

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 13, 2021	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: September 13, 2021	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: September 13, 2021	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer; principal financial and accounting officer

11